UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being filed by Globus Maritime Limited (“we”, “us”, or the "Company") to:

I.            Report certain recent developments relating to the Company's financing agreements, as follows:

We currently have one senior secured loan facility with EnTrust Global’s Blue Ocean Fund with an aggregate outstanding balance as of the date of this report on Form 6-K of approximately $37.0 million; a credit facility with Firment Shipping Inc., our largest shareholder and a related party to us, with an aggregate outstanding balance as of the date of this report on Form 6-K of $800,000; and a Convertible Note outstanding with an unrelated party with an aggregate outstanding balance as of the date of this this report on Form 6-K of approximately $2.5 million.

Entrust Facility

On April 21, 2020, the loan facility with EnTrust Global’s Blue Ocean Fund was amended to provide for, among other things, the deferral at the borrowers’ option of 50% of the amount of interest that accrued on the loan during the interest period that ended on March 31, 2020 and increased the deferred fee from 1.50% to 1.60%, among other matters. The deferred interest that remains outstanding will accrue interest at the same rate and on the same repayment terms as interest on the loan. The deferred interest must be paid on September 30, 2020 and may be paid at the borrowers’ option on June 30, 2020. In May of 2020 the lenders agreed to increase the maximum amount of trade debt permitted to be incurred in respect of the vessels financed under the loan agreement from $400,000 to $600,000 per ship. In addition, the covenant that the market value of our ships plus net realizable value of additional security granted plus the amount standing to credit of the Liquidity Account and the Reserve Account must remain above 125% for the first two years of the loan and then 135% thereafter, was waived by the lenders until September 30, 2020. Our minimum liquidity per ship of $250,000 and group liquidity, on a consolidated basis, at the end of each calendar quarter of liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness was also waived until September 30, 2020.

Firment Facility

On May 8, 2020, the credit facility with Firment Shipping Inc. was amended and restated. This amended facility is unsecured and remains available until its final maturity on October 31, 2021. We have the right to drawdown any amount up to $15 million (with $14.2 million remaining) or prepay any amount in multiples of $100,000. Any prepaid amount cannot be re-borrowed. Interest on drawn and outstanding amounts is charged at 3.5% per annum until December 31, 2020, and thereafter at 7% per annum. No commitment fee is charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this agreement into our common shares. The conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the common stock on the principal market on any trading day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive trading days immediately preceding the date on which the conversion notice was executed or (ii) $2.80 (subject to proportional adjustment for share splits, share combinations, share dividends and similar events). The Firment Shipping Credit Facility requires that Athanasios Feidakis remain our Chief Executive Officer and that, unless approved by Firment Shipping, Firment Shipping maintains at least a 40% shareholding in us, other than due to actions taken by Firment Shipping, such as sales of shares.

Convertible Note

On May 8, 2020, the holder of our Convertible Note waived (the “May 8, 2020 Waiver”) its right to participate in (a) public offerings which close before August 31, 2020, and (b) issuances of shares and other securities (including common shares, Class B common shares, and new or existing series of preferred shares) to directors, officers, their respective affiliates, and to affiliates of the Company. The holder of our Convertible Note also consented to the amendment and restatement of the Firment Shipping Credit Facility and waived (a) without the Company having admitted fault, certain potential prior technical breaches of the Convertible Note; (b) the holder’s right to require the redemption of the Convertible Note upon a change of control (as such term is used within the Convertible Note), but only if such change of control results from certain underwritten offering or issuances of our securities to directors, officers, their respective affiliates, and to affiliates of the Company; (c) temporarily reduced, until August 31, 2020, the amount the noteholder will receive upon a redemption of the Convertible Note at the Company’s option, such that the Convertible Note can be redeemed at the Company’s option by paying the greater of (i) the aggregate amounts then outstanding pursuant to the Convertible Note (rather than 120% of such amounts) and (ii) the product of (x) the number of shares issuable upon a conversion of the Convertible Note (with respect to the amount being redeemed at the time) multiplied by (y) the greatest closing sale price of the Company’s common shares on any trading day between the date immediately preceding the first such redemption at the Company’s option and the trading day immediately prior to the final Company payment under the Convertible Note. All of the foregoing is subject to the Company’s redemption of all or part of the Convertible Note in cash with an amount equal to the lesser of (a) the aggregate amounts then outstanding pursuant to the Convertible Note and (b) 25% of the net proceeds of any public offering of its securities that closes before August 31, 2020.

As of the date of this report on Form 6-K, approximately $2.5 million in principal and interest was owed pursuant to the Convertible Note. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note is now scheduled to mature on March 13, 2021.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid at maturity unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met. The conversion and redemption terms of the Convertible Note are, in principal, as follows:

•	The Convertible Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Convertible Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes is the lowest of (a) the Conversion Price of $4.50 and (b) the highest of (i) $1.00 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten (10) consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price. The Floor Price adjusts for share splits, share dividends, share combinations, and similar transactions.

•	The Convertible Note may be redeemed, in whole or in part, by request of its holder upon:

o	an Event of Default (as defined within the Convertible Note), in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note, and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 4(b) of the Convertible Note);

o	a Change in Control (as defined within the Convertible Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 5(c) of the Convertible Note), unless such Change in Control occurs as described in the May 8, 2020 Waiver described above; or

o	any time after an uninterrupted ten Trading Day period in which the common shares trade below the Floor Price, in exchange for 100% of all amounts owed under the Convertible Note.

•	The Convertible Note may be redeemed, in whole or in part, at any time by the Company. If we elect to redeem the Convertible Note, and such redemption does not occur as set forth within the May 8, 2020 Waiver, we shall be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Convertible Note and (b) the value of the stock to which the Convertible Note could be converted (as calculated within Section 8(a) of the Convertible Note). If we elect to redeem the Convertible Note, we (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by us of the redemption amount.

•	If any portion of the Convertible Note is not redeemed or converted prior to its maturity date, on the maturity date, we are required to pay all outstanding principal in cash and may elect whether to pay the interest (and any other amounts owed) in cash or shares of our common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

The Convertible Note also forbids us from undertaking certain major transactions (referred to within the Convertible Note as “Fundamental Transactions” or a “Change of Control”) if we do not either (a) redeem the note at 120% of all amounts owed under the Convertible Note beforehand or (b) we or our successor does not reaffirm its obligations under the Convertible Note.

The Company further entered into a registration rights agreement (the “Registration Rights Agreement”) in which it agreed to register the resale of the common shares issuable upon conversion of the Convertible Note. The Registration Rights Agreement includes liquidated damages provisions applicable if the Company fails to meet its obligations. Pursuant to the Registration Rights Agreement, we filed a Registration Statement on Form F-3 with respect to the resale of the common shares that may be issued upon the conversion of the Convertible Note. This registration statement was declared effective on April 19, 2019.

The full conversion of the Convertible Note would dilute the ownership percentage of the Company held by existing stockholders and could hurt our stock price, and will dilute existing shareholders.

Under the terms of the Convertible Note, we may not issue shares to the extent such issuance would cause a holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Convertible Note. This provision does not limit a holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares.

The Purchase Agreement contained representations, warranties and covenants that are typical for private placements by public companies. The Purchase Agreement, during the time that the Convertible Note is outstanding, prohibits the Company from entering into certain “variable rate transactions”, as defined within the Purchase Agreement, involving (a) the issuance by the Company of convertible securities at a price that is based upon and/or varies with the trading prices of our common shares or with a conversion, exercise or exchange price that is subject to being reset at some future date, other than pursuant to a customary “weighted average” anti-dilution provision, or (b) a transaction whereby the Company or any Subsidiary may sell securities at a future determined price.

The Purchase Agreement also grants the holder other rights. Within the Purchase Agreement, the Company also grants the holder(s) an option to acquire up to 50% of the securities issued in certain placements of the Company (referred to within the Purchase Agreement as “Subsequent Placements”) during the time that the Convertible Note is outstanding, and obligates the Company to notify the holder(s) before consummating any Subsequent Placements. If the holder does not exercise its participation right within five business days of being noticed of the terms of the offer, we then have 10 business days to consummate the transaction on terms no more favorable than what was offered to the holder, and if we fail to close a transaction within such period, we must notice the holder again and offer another opportunity to participate. We also agreed not to issue more than one offer notice to the holder within 60 days, unless the terms have changed within five business days of our giving notice to the holder.

II.            Confirm, as indicated in a report on Schedule 13D furnished with the Commission on June 28, 2019, that Mr. Georgios Feidakis beneficially owns 1,252,258 common shares through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. Mr. Georgios Feidakis and Firment Shipping Inc., disclaim beneficial ownership over such common shares except to the extent of their pecuniary interests in such shares. Firment Shipping Inc. is the lender of the Firment Shipping Credit Facility, which facility provides that debt may be repaid by us using our common shares at our election.

III.            Provide clarification about a consultancy agreement the Company entered into with our Chief Executive Officer, who is our sole executive officer (and also a director):

In August 2016, the Company entered into a consultancy agreement with an affiliated company of our CEO, Mr. Athanasios Feidakis, for the purpose of providing consulting services to the Company in connection with the Company’s international shipping and capital raising activities, including but not limited to assisting and advising the Company’s CEO. The annual fees for the services provided amount to €200,000. The consultant is eligible to receive bonus compensation (whether in the form of cash and/or equity and/or quasi-equity awards) for the services provided and such bonus shall be determined by the Remuneration Committee or the Board of the Company.  If the Company terminates the agreement without cause, or either party terminates after a change of control of the Company, then we will pay the consultant €400,000 plus the average annual bonus (including the value of equity awards) granted to the consultant throughout the term of the consultancy agreement.

Each of our other directors has a contract relating to his appointment as a director.

EXHIBIT INDEX

99.1	Amended and Restated Agreement with Firment Shipping Inc. for a Credit Facility of up to US Dollars $15,000,000 dated May 8, 2020

99.2	Supplemental Letter dated April 21, 2020 relating to a Term Loan Facility relating to a loan of $37,000,000 dated June 24, 2019 among Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, as joint and several borrowers and Globus Maritime Limited as parent guarantor and Lucid Agency Services Limited as facility agent and as security agent

99.3	Consent and Waiver Letter to Senior Convertible Note dated May 8, 2020

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A)  ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018; AND (B) ON FORM F-3 (FILE NO. 333-230841) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2019 AND DECLARED EFFECTIVE APRIL 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2020

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer